Amendment No. 1 to Prospectus Supplement dated March 27, 2014 (to Prospectus dated March 13, 2014)	Filed pursuant to Rule 424(b)(5) File No. 333-193336

ZION OIL & GAS, INC.

This Amendment No. 1 to prospectus supplement amends the Prospectus Supplement dated March 27, 2014 (the “Original Prospectus Supplement”). This amendment to prospectus supplement should be read in conjunction with the Original Prospectus Supplement and the base prospectus effective March 27, 2014. This Amendment No. 1 is incorporated by reference into the Original Prospectus Supplement. This Amendment No. 1 is not complete without, and may not be delivered or utilized except in connection with, the Original Prospectus Supplement, including any amendments or supplements thereto.

Investing in our common stock is very risky. See "Risk Factors" commencing at page S-19 of the prospectus supplement to read about the risks that you should consider before buying shares of our stock.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Extension of the Unit Offering Period

We are extending to 5:00 PM, Eastern Time, on December 31, 2014 the period in which Units can be purchased under the Plan. Accordingly, the Warrants will become first exercisable on the 31st day following the Unit Option Termination Date (i.e., on January 31, 2015, or the next trading day) and continue to be exercisable through January 31, 2020 at a per share exercise price of $2.00. The Warrants are not exercisable prior to such date. We have filed an application with NASDAQ to list the Warrants on the NASDAQ Global Market under the symbol “ZNWOW”; however, no assurance can be provided that the warrants will be approved for listing on the NASDAQ Global Market.

Accordingly, all references in the Original Prospectus Supplement indicating that Units may be purchased through 5:00 PM, Eastern Time, on June 30, 2014, including without limitation the “Unit Option Termination Date”, are hereby deleted and replaced with a Unit offering termination date of December 31, 2014. Accordingly, all references in the Original Prospectus Supplement to the Warrants first becoming exercisable and commencing trading on July 31, 2014 are hereby deleted and replaced with an initial Warrant exercise date and trading date of January 31, 2015 or the next trading day and all references to the Warrant exercise period as extending through July 31, 2019 are deleted and replaced with a Warrant exercise expiry date of January 31, 2020.

            Except for the extension through 5:00 PM, Eastern Time, on December 31, 2014 of the period in which the Units can be purchased under the Plan and the consequent revision of the initial Warrant exercise and trading day to January 31, 2015 or the next trading day and the warrants expiring on January 31, 2020, the other terms of the Plan remain unchanged.

Petroleum Licenses in the Megiddo-Jezreel Onshore Area

We hold the Megiddo-Jezreel Petroleum Exploration License No. 401 (covering approximately 98,000 acres), which adjoins our Jordan Valley License No. 393 (covering approximately 56,000 acres).  Over the last several months, we have had Geomage (Israel-based seismic company) and Eskaton Seismic (U.S. based seismic company) reprocess a total of approximately 168 kilometers of existing seismic data over both license areas. Eskaton’s reprocessing efforts in particular have enhanced our geologic understanding of the structures such that we identified several exploration leads that we hope to soon develop into drillable prospects. This summer, we plan to acquire an additional 34 kilometers of new 2D Vibroseis seismic data to further refine our potential drilling location(s).

Accordingly, all references in the Original Prospectus Supplement discussing the Company’s licenses are hereby supplemented to include and refer to the above described Petroleum Licenses in the Megiddo-Jezreel Onshore Area.

The date of this Amendment No. 1 to prospectus supplement is May 30, 2014.